# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BRIGHT MINDS BIOSCIENCES INC., CIK 0001827401
CUSIP: 10919W405
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 400 N Aberdeen Street, Suite 900, Chicago, Illinois (IL), 60642
Date of event which requires filing of this statement: 04/28/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000929638-24-003553
Filed by CIK 0001583977

## Reporting persons
- Cormorant Asset Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 950,000; sole dispositive power 0; shared dispositive power 950,000; aggregate amount beneficially owned 950,000 (9.71% of the class)
- Chen Bihua: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 950,000; sole dispositive power 0; shared dispositive power 950,000; aggregate amount beneficially owned 950,000 (9.71% of the class)

## Item 1. Issuer
Name of issuer: BRIGHT MINDS BIOSCIENCES INC.
Address of issuer's principal executive offices: 400 N Aberdeen Street, Suite 900, Chicago, Illinois, 60642

## Item 2. Person Filing
Name of person filing:
Cormorant Asset Management, LP
Bihua Chen

This statement is filed by (i) Cormorant Asset Management, LP, a Delaware limited partnership, and the investment adviser to certain funds (the "Cormorant Funds"), with respect to the shares directly held by the Cormorant Funds and (ii) Bihua Chen with respect to the shares directly held by the Cormorant Funds. The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares reported herein.
Address of principal business office or, if none, residence:
200 Clarendon Street, 52nd Floor
Boston, MA 02116
Citizenship:
Cormorant Asset Management, LP - Delaware

Bihua Chen - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 950,000
Percent of class: 9.71%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 950,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
950,000

Shares reported herein for Cormorant Asset Management, LP ("Cormorant") represent shares which are beneficially owned by Cormorant Global Healthcare Master Fund, LP (the "Master Fund"). Cormorant Global Healthcare GP, LLC ("GP LLC") serves as the general partner of the Master Fund. Cormorant serves as the investment manager of the Master Fund. Bihua Chen serves as the managing member of GP, LLC and the general partner of Cormorant. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or her pecuniary interest therein.

The percentages reported herein with respect to the Reporting Persons' holdings are calculated based upon a statement in the Issuer's Management Discussion and Analysis attached as Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on February 13, 2026 that there were 9,787,161 Common Shares outstanding as of February 12, 2026.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4. The Cormorant Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported herein. Cormorant Global Healthcare Master Fund, LP, a Cormorant Fund, has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the shares

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on October 22, 2024

## Signatures
- Cormorant Asset Management, LP: /s/ Bihua Chen, Bihua Chen, Managing Member (04/30/2026)
- Chen Bihua: /s/ Bihua Chen, Bihua Chen (04/30/2026)